

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Sean (Xiaocheng) Peng
Chief Executive Officer
Ucommune International Ltd
88 Wu Wei Road, Building 12, 4th Floor
Putuo District, Shanghai, 200383
People's Republic of China

> **Re: Ucommune International Ltd**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed October 15, 2020**
> **File No. 333-248191**

Dear Mr. Peng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter.

Amendment No. 2 to Registration Statement on Form F-4

Exhibits

1.	We note your response to our prior comment 2 and we reissue our comment. Please remove the statement that the assessment of valuation is "for informational purposes," as that is not substantially different than your prior "for reference only" language, and investors are entitled to rely on the disclosure in the prospectus. We also note that the board specifically relied on the valuation in approving the business combination and such valuation is also summarized in the Selected Public Comparable Company Analysis and Selected Precedent Transactions Analysis sections. Please include the valuation as part of the prospectus. Refer to Item 21(c) to Form F-4.

Sean (Xiaocheng) Peng
Ucommune International Ltd
October 28, 2020
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Trade & Services

cc: Giovanni Caruso, Esq.